UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SIERRA WIRELESS, INC.

(Name of Issuer)

Common Shares, No Par Value Per Share

(Title of Class of Securities)

826516106

(CUSIP Number)

December 31, 2020

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 826516106	Schedule 13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Trigran Investments, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,869,911 common shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,869,911 common shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,869,911 common shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 5.1% (based on 36,499,721 common shares issued and outstanding as of November 12, 2020 pursuant to the Sierra Wireless, Inc. Form 6-K filed with the SEC on November 13, 2020)

12.	Type of Reporting Person PN

CUSIP No. 826516106	Schedule 13G

Item 1(a)		Name of Issuer: Sierra Wireless, Inc.

Item 1(b)		Address of Issuer’s Principal Executive Offices: 13811 Wireless Way Richmond, British Columbia V6V 3A4

Item 2(a)		Name of Person Filing See Item 2(c)
Item 2(b)		Address of Principal Business Office See Item 2(c)
Item 2(c)		Citizenship Trigran Investments, L.P. 630 Dundee Road, Suite 230 Northbrook, IL 60062 Illinois limited partnership
Item 2(d)		Title of Class of Securities: Common Shares, no par value per share
Item 2(e)		CUSIP Number: 826516106

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Exchange Act;
	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;
	(d)	☐	Investment company registered under section 8 of the Investment Company Act;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
	(j)	☐	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d—1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

CUSIP No. 826516106	Schedule 13G

Item 4	Ownership:
(a) Amount beneficially owned: Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.
(b) Percent of class: Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.
(ii) Shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.
(iii) Sole power to dispose or to direct the disposition of: Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.
(iv) Shared power to dispose or to direct the disposition of: Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 826516106	Schedule 13G

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated this 11th day of February, 2021

TRIGRAN INVESTMENTS, L.P.

By:	/s/ Lawrence A. Oberman
Name:	Lawrence A. Oberman
Title:	Executive Vice President of Trigran Investments, Inc., the General Partner of Trigran Investments, L.P.